Exhibit 99.5

Grupo Éxito Financial Results 3Q25 November 13, 2025 “ The Issuers Recognition - IR granted by the Colombian Stock Exchange is not a certification about the quality of the securities listed at the BVC nor the solvency of the issuer”.

• The forward - looking statements contained in this document are made only as of the date hereof . Except as required by any applicable law, rules or regulations, Grupo Éxito expressly disclaims any obligation or undertaking to publicly release any updates of any forward - looking statements contained in this press release to reflect any change in its expectations or any change in events, conditions, or circumstances on which any forward - looking statement contained in this document is based . • Reconciliations of the non - IFRS financial measures in this webcast are included at the appendices to this webcast presentation . • Figures expressed in Colombian pesos in this presentation follow the short - scale convention . Accordingly, billions refer to one thousand million and trillions refer to millions of millions . 2 Note on forward looking statements • This document contains certain forward - looking statements based on data, assumptions, and estimates, that the Company believes are reasonable ; however, it is not historical data and should not be interpreted as guarantees of its future occurrence . The words “anticipates”, “believes”, “estimates”, “expects”, “plans” and similar expressions, as they relate to the Company, are intended to identify forward - looking statements . Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations, expectations in connection with the company’s ESG plans, initiatives, projections, goals, commitments, expectations or prospects, including ESG - related targets and goals, are examples of forward - looking statements . Although the Company’s management believes that the expectations and assumptions on which such forward - looking statements are based are reasonable, undue reliance should not be placed on the forward - looking statements . • Grupo Éxito operates in a competitive and rapidly changing environment ; therefore, it is not able to predict all the risks, uncertainties or other factors that may affect its business, their potential impact on its business, or the extent to which the occurrence of a risk or a combination of risks could have results that are significantly different from those included in any forward - looking statement . Important factors that could cause actual results to differ materially from those indicated by such forward - looking statements, or that could contribute to such differences, include, without limitation, the risks and uncertainties set forth under the section “Item 3 . Key Information – D . Risk Factors” in the Company’s registration statement on Form 20 - F filed with the Securities and Exchange Commission on April 30 , 2025 .

Agenda ▪ Words from our CEO, Mr. Carlos Calleja ▪ 3Q25 Key business and Highlights ▪ Performance by country ▪ Q&A session Operating 3

Words from our CEO Mr. Carlos Calleja

3Q25 Key Business & Operating Highlights

Consistency in the strategy that drives profitability and efficiency.

Consolidated highlights[1]


Compra local
que comercia nos en n

Financial Highlights

- **Net result in 3Q25 of COP $143 B**
  - Operational performance improvement
  - Efficiencies in financial cost
  - Contribution from Tuya results
- **Recurring EBITDA[2] COP $448,017 M** grew by **+30.9%** with a consistent QoQ improvement, reaffirming the ongoing strategy
- **Net Debt / EBITDA ratio of 0.9x** reflects strong operational performance and efficient cash generation during the 3Q25
- **LTM store expansion[3]: 19 stores intervened** (Col 18 and Uru 1)

Optimization of underperformed stores portfolio

- **HCOLSEL index** inclusion in S&P Colombia Select
- **Viva Suba** – to maximize the asset value

Notes: (1) Consolidated results from Colombia, Uruguay and Argentina, eliminations and the FX effect of -4.0% at Net Revenue and 0.7% at Recurring EBITDA during 3Q25. (2) Recurring EBITDA refers to Earnings Before Interest, Taxes, Depreciation, and Amortization adjusted by other non-recurring operational income (expense). (3) Expansion refers to stores openings, reforms, conversions and remodellings.

6

3Q25 Colombia +4.4% Revenue Growth +3.9% Revenue Growth 1 584 Stores +19 LTM store from openings, conversions and remodelings 481 Stores Operating Performance Regional results leveraged by diversification and efficiency. Argentina 88 Stores Notes: SSS refers to same - store - sales levels, including the effect of store conversions and including the calendar effect impact. (1) Excluding FX. Uruguay +3.7% Revenue Growth 1 +14.9% Recurring EBITDA 1 +5.4% SSS 1 Sales +30% Recurring EBITDA 1 8.6% +204 bps EBITDA Margin +5.5% SSS Sales +37.6% Recurring EBITDA - 5.5% Revenue Evolution 1 +3.6% SSS 1 Sales - 5.3% 15 Stores +5.5% SSS 1 Sales 8.4% +203 bps EBITDA Margin - 350 bps Recurring EBITDA Margin 11.5% +112 bps EBITDA Margin 7

Financial Performance by country

+3.9% Excl. FX +5.8% Excl. FX +3.9% Excl. FX Net Revenue +55 bps +4 bps +52 bps Gross Profit +162 bps +212 bps +61 bps Expenses +204 bps +195 bps +114 bps Recurring EBITDA +71 bps +13 bps +14 bps Financial Cost 2.7% +340 bps 2.8% +319 bps 1.7% +244bps Net Result Financial growth model Consistent improvement in consolidated net result driven by solid strategies across the region 9 Note: Basic points refers to variation of margins over net revenues versus same period last year 2Q25 1Q25 3Q25

Colombia leads the growth with a strategic focus on retail.

Strategic focus in Colombia

3Q25

Net Sales COP $3.9 T
(**+4.3%** vs 3Q24)

14.6%	**+2.5%**	**+9.1%**
Omnichannel Share	Food category	Non-Food category

SSS per banner

éxito	Carulla	Low-cost & other[1]
+7.4%	+9.9%	-10,9%

Saving levers


Rosal
DERSA

"InSUPERables"
12% sales growth in 2025

"ImPRECIOnantes"
Sales growth of participating SKUs

+3.5x Cicle 1
+6.1x Cicle 2

Banner Unification


Carulla

40 intervened store

+6.8% sales growth since implementation

+30% growth in SKUs

Textil


BRONZINI
Alado



Colombiamoda
3 Designer Collaborations
Sales COP $7.9 B

Notes: SSS in local currency, include the effect of conversions 3Q25. (1) The segment includes Retail Sales from Surtimax, Super Inter and Surtimayorista brands, allies, institutional and third-party sellers, and the sale of property development projects (inventory).

10

Complementary business Note: (1) Excluding retail premises GLA (2) Viva Malls is a JV with Fondo Inmobiliario Colombia (FIC) in which Grupo Éxito has 51% stake and consolidates the business (3) The Viva Suba project is in an initial phase of structuring and commercialization, pending the relevant legal authorizations.. 11 Contribution of the real estate portfolio to margin gains. R ea l Est a t e Busi ness +807,600 sqm of GLA (72.1% VM) Occupancy rate 1 97.4% (vs. 97.3% YoY) Revenues from rental and administrative fees +11 % in 3Q25 Viva Malls 2 in 3Q25: % Var 9M24 9M25 3Q24 % Var 3Q25 In MCOP 14.1% 311,468 355,325 109,004 12.4% 122,478 Net Revenue 15.8% 200,608 232,327 84,963 10.0% 93,466 Recurring EBITDA 98 bps 64.4% 65.4% 77.9% - 163 bps 76.3% Recurring EBITDA Margin +50.000 sqm in GLA A strategic Investment in Suba: • Over that 1.2 millions of residents • Maximizing real estate opportunities aligned with the group's long - term vision V I V A S U B A 3 , N e w o p p o r t u n i t y f o r B o g o t á .

Complementary businesses contribute to margin gains

Complementary business

Financial Retail

Stock
1.3 M Cards

Improved NPL30
(456 bps vs sep-24)



Income from associates:

*COP **$3.1 B - 3Q25(+ COP $22 Bn vs 3Q24)***

*COP **$23 B** - **9M25** (+COP **$94 B** vs **9M24**)*

Loyalty

Puntos Colombia

8.5 M
Clients with habeas data
(+11.5% vs. sep-24)

15,898
Allied brands
(+4x vs 3Q24)

57%
Redeemed points in Éxito



12

Colombia grew in revenues and strengthened profitability, allowing +203 bps in EBITDA margin.

Colombia result

Highlights 3Q25

+5.5% SSS sales

+5.4% Fresh category growth

+13.1% Electro-digital growth

- **Sales:** growing at +4.3%, due to success commercial strategy execution
- **GP:** margin gains (+110 bps in 3Q25) reflected the contribution of all business units, as well as efficiencies in logistics costs and shrinkage
- **Expenses**: the action plan by COP $114 billion led to a margin improvement of +126 bps in 3Q25, with a reduction of -2.7%.
- **EBITDA:** Margin driven by strategy and implemented action plans, reaching 8.4% (+203 bps) over revenue



Net Revenue[1]
4,4%
3.922.823
4.095.531
3T24
3T25



Recurring EBITDA[1]
37,6%
6,4%
250.722
8,4%
345.094
3T24
3T25
EBITDA
EBITDA Margin

Notes: (1) Figures in Million COP

Strategic focus in Uruguay Consistent performance as the most profitable operation of the Group Note: (1) Excluding FX 46% Share on Net Sales +5.1% 1 Food category - 2.0% 1 Non - Food category 3Q25 Net Sales COP $1.0 T ( +4.3% 1 vs 3Q24) “Todo a”, “Día Hipermás”, and “Knockout” campaigns Reached a 15.3% in sales, compared to 7.8% in 3Q24 Ongoing commercial initiatives: assortment expansion and savings levers. 36% 14% 4% Convenienc e & other Commercial strategy +4.2% 1 Omnichannel growth 14 Costs control and expenditure efficiency Key actions

Uruguay result Uruguay: stable growth and consistent profitability with EBITDA margin improved by +112 bps +5.5% SSS sales 2 +6.1% FM Sales Growth 2 3.1% Omnichannel share o Revenue: SSS sales growing above inflation. o Gross Margin : Increased by + 3 . 1% 2 , driven by shrinkage improvements that partially offset increased costs . o Expenses: Action plans contributed to expenditure reduction, improving the margin by 133 bps vs 3 Q 24 . o EBITDA : Gross margin growth and expenses reduction allowed the best margin of the Groupe, with a + 112 bps improvement . Notes: (1) Figures in Million COP. (2) Excluding FX 15 Highlights 3Q25 945.464 970.175 Net Revenue 1 2,6% 98.161 111.555 10,4% 11,5% 3T24 3T25 Recurring EBITDA 1 3T25 3T24 EBITDA Margen EBITDA 13,6% EBITDA Margin

Strategic focus in Argentina Resilient Real Estate business and optimization of retail premises area Real Estate Asset: 14 shopping centers GLA: 180,750 Occupancy Rate: 84.6% 5 underperforming stores closed in 3Q25 of mini - wholesale formats Key Actions • Restructuring of the commercial strategy • Optimization of stores sqm • Logistics cost efficiencies • Debt restructuring • Real Estate profitability 16

Lower sales partially offset by RE performance. Ongoing action plans

Argentina result

Highlights 3Q25

+3.6% SSS sales[2]

+13.9% Real Estate Growth.[2]

- **Revenue:** Growth in real estate partially offset the downward trend in sales. Currency devaluation impacted results in COP.
- **Gross Margin:** Improved by 83 basis points.
- **Expenses:** Successful execution of efficiency initiatives and action plans
- **EBITDA:** Remains at negative figures, recovery plans in execution in order to change the trend.



Net Revenue[1]
(56,4%)
374.579
163.270
3T24
3T25



Recurring EBITDA[1]
(1,8%)
-6.702
(5,3%)
-8.632
3T24
3T25
EBITDA
EBITDA Margin

Notes: (1) Figures in Million COP. (2) Excluding FX

17

Consistent improvement in EBITDA margins (+204 bps) and net result (+COP 177 B), reaffirming the effectiveness of the implemented strategy

Consolidated result

in COP M	3Q25	3Q24	% Var	% var exc. FX	9M25	9M24	% Var	% var exc. FX
Net Revenue	5,228,905	5,242,429	-0.3%	3.9%	15,842,016	15,592,485	1.6%	4.4%
Gross profit	1,312,056	1,286,381	2.0%	7.4%	4,030,612	3,908,038	3.1%	6.8%
Gross Margin	*25.1%*	*24.5%*	*55 bps*		*25.4%*	*25.1%*	*38 bps*	
Total Expense	-1,031,448	-1,119,088	-7.8%	-1.5%	-3,276,145	-3,448,190	-5.0%	-1.0%
Expense/Net Rev	*-19.7%*	*-21.3%*	*162 bps*		*-20.7%*	*-22.1%*	*143 bps*	
Utilidad neta	142,905	-34,733	NA	NA	382,917	-91,331	NA	NA
Margen Neto	*2.7%*	*-0.7%*	*340 bps*		*2.4%*	*-0.6%*	*300 bps*	
Recurring EBITDA	448,017	342,181	30.9%	30.0%	1,271,407	986,225	28.9%	29.6%
Recurring EBITDA Margin	*8.6%*	*6.5%*	*204 bps*		*8.0%*	*6.3%*	*170 bps*	

Recurring EBITDA[1]



30,9%
6,5%
342.181
8,6%
448.017
3T24
3T25
EBITDA
EBITDA Margin

Net Result[1]



(0,7%)
-34.733
142.905
2,7%
3T24
3T25
Net result
Net result Margin

Highlights 3Q25

- **EBITDA:** margin reached 8.6% (+204 bps vs. 3Q24), driven by margin gains in Colombia and Uruguay, which offset the performance of operations in Argentina.
- **Net Result:** +COP 177.6 B vs. 3Q24, driven by strong operating performance, lower financial costs, contributions from joint ventures, and increased profit share from Uruguay

Notes: (1) Figures in million COP. (2)Excluding FX

18

Reduction in net debt, with a Net Debt/EBITDA Ratio of 0.9x

Net Financial Debt at Holding Level [1]



0.79
0.49
In T COP
3T24
3T25
-1.05
-1.43
-1.92
-1.84
Cash (& other assets)
Gross Debt
Net Debt

Net Financial debt key drivers:

- The net debt-to-EBITDA ratio of 0.9x has remained stable, reflecting operational strength and consistent cash flow generation.
- Financial expense efficiencies through renegotiations, lower interest rates, added to market reference rate reduction.

Note: Numbers expressed in trillion COP. (1) Holding: Almacenes Éxito S.A results without Colombia and international subsidiaries..

19

Q&A Session

Appendices

Notes and Glossary Notes: • Figures expressed in Colombian pesos in this presentation follow the short - scale convention. Accordingly, billions refer toone thousand million and trillions refer to millions of millions. • Growth and variations are expressed in comparison to the same period last year, except when stated otherwise. • Sums and percentages may reflect discrepancies due to rounding of figures. • All margins are calculated as percentage of Net Revenue. • Percentages represent relative proportions, and as such they cannot be directly added or subtracted from each other because they are not absolute numeric values. Glossary: • • • • • • • • • • Colombia results: consolidation of Almacenes Éxito S.A. and its subsidiaries in the country. • Consolidated results: Almacenes Éxito results, Colombian and international subsidiaries in Uruguay and Argentina. • Adjusted EBITDA: Earnings Before Interest, Taxes, Depreciation, and Amortization plus Associates & Joint Ventures results. • EPS: Earnings Per Share calculated on an entirely diluted basis. • Financial Result: impacts of interests, derivatives, financial assets/liabilities valuation, FX changes and other related to cash, debt, and other financial assets/liabilities. • Free cash flow (FCF) = Net cash flows used in operating activities plus Net cash flows used in investing activities plus Variation of collections on behalf of third parties plus Lease liabilities paid plus Interest on lease liabilities paid (using variations for the last 12 M for each line); the cash flow has been re - expressed to be aligned with the financial statements. GLA: Gross Leasable Area. GMV: Gross Merchandise Value. Holding: Almacenes Éxito results without Colombian and international subsidiaries. Net Revenue: Total Revenue related to Retail Sales and Other Revenue. Retail Sales: sales related to the retail business. Other Revenue: revenue related to complementary businesses (real estate, insurance, travel, etc.) and other revenue. Recurring EBITDA: Earnings Before Interest, Taxes, Depreciation, and Amortization Operating Profit adjusted by other non - recurring operational income (expense). Recurring Operating Profit (ROI): Gross Profit adjusted by SG&A expense and D&A. SSS: same - store - sales levels, including the effect of store conversions and excluding the calendar effect. 22

Ownership Structure Note: Ownership structure as of September 2025. 23 51% Éxito Viajes y Turismos S.A.S. 97.95% Éxito Industrias S.A.S. 100% Almacenes Éxito Inversiones S.A.S. 100% Transacciones Energéticas S.A.S. E.S.P. 100% Logística, Transporte y Servicios Asociados S.A.S . Patrimonio Autónomo Viva Malls Patrimonio Autónomo Iwana Fideicomiso Lote Girardot 51% 51% 100% Puntos Colombia S.A.S. Tuya S.A. 50% 50% Spice Investments Mercosur S.A. 100% Grupo Disco del Uruguay S.A. 92.31% 100% 2015 S.L. 100% Onper Investments Libertad S.A. Direct Shareholding Indirect Shareholding 100% Devoto Hermanos S.A. 100% Mercados Devoto S.A. SARA ANV S.A. 50% Other shareholders CAMA COMMERCIAL GROUP CORP. (Grupo Calleja) 13,16% 86.84%

Management Team Carlos Mario Giraldo General Manager Colombia General Manager Uruguay General Manager Argentina Ramón Quagliata Jean Christophe Tijeras Juan Carlos Calleja CEO Grupo Éxito 24

We work to improve child nutrition We cultivate opportunities and weave dreams We contribute to protecting and caring for the planet ESG initiatives to generate value: economic growth, social development and environmental protection • 9,921 children benefited in nutrition and complementary programs. • 53,756 food package donated to children and their family. • Through our " VivirPlenamente" mental health program, we provided 1,479 consultations to 97 patients. • We are present in 32 departments and 105 municipalities. Through the Cultivando Oportunidades program, we purchase locally: • 88.22% of fruits and vegetables, 87,62 % of which were purchased directly. • 97.13% of our meat. • 84.34% of our seafood. • 100% of our eggs. Similarly, t hrough the Tejiendo Sueños program, 95.54% of our textile garments were acquired locally.. We care for, recognize, and empower our people • 29 , 799 collaborators accessed employe benefits . • 30 , 538 collaborators have received training in various skills . • 267 health promotion activities for our employees , focused on physical, mental and occupational health, with an active participation reflected in 5 , 494 attendances . ESG Follow UP Strategy • 4 , 426 tons of recyclable material collected in the operation . 100 % of proceeds support child nutrition projects in Colombia .

Consolidated Income Statement

in COP M	3Q25	3Q24	% Var	9M25	9M24	% Var
Retail Sales	4.986.162	4.997.762	(0,2%)	15.121.997	14.886.333	1,6%
Other Revenue	242.743	244.667	(0,8%)	720.019	706.152	2,0%
Net Revenue	**5.228.905**	**5.242.429**	**(0,3%)**	**15.842.016**	**15.592.485**	**1,6%**
Cost of Sales	(3.890.286)	(3.927.745)	(1,0%)	(11.729.408)	(11.602.053)	1,1%
Cost D&A	(26.563)	(28.303)	(6,1%)	(81.996)	(82.394)	(0,5%)
Gross Profit	**1.312.056**	**1.286.381**	**2,0%**	**4.030.612**	**3.908.038**	**3,1%**
Gross Margin	***25,1%***	***24,5%***	***55 bps***	***25,4%***	***25,1%***	***38 bps***
SG&A Expense	(890.602)	(972.503)	(8,4%)	(2.841.201)	(3.004.207)	(5,4%)
Expense D&A	(140.846)	(146.585)	(3,9%)	(434.944)	(443.983)	(2,0%)
Total Expense	**(1.031.448)**	**(1.119.088)**	**(7,8%)**	**(3.276.145)**	**(3.448.190)**	**(5,0%)**
Expense/Net Rev	***19,7%***	***21,3%***	***(162) bps***	***20,7%***	***22,1%***	***(143) bps***
Recurring Operating Income (ROI)	**280.608**	**167.293**	**67,7%**	**754.467**	**459.848**	**64,1%**
ROI Margin	***5,4%***	***3,2%***	***218 bps***	***4,8%***	***2,9%***	***181 bps***
Non-Recurring Income/(Expense)	5.648	(32.259)	117,5%	28.115	(81.423)	134,5%
Operating Income (EBIT)	**286.256**	**135.034**	**112,0%**	**782.582**	**378.425**	**106,8%**
EBIT Margin	***5,5%***	***2,6%***	***290 bps***	***4,9%***	***2,4%***	***251 bps***
Net Financial Result	(77.223)	(114.763)	(32,7%)	(265.640)	(312.501)	(15,0%)
Associates & Joint Ventures Results	6.557	(18.200)	136,0%	30.970	(66.622)	146,5%
EBT	**215.590**	**2.071**	**10309,9%**	**547.912**	**(698)**	**78597,4%**
Income Tax	(42.676)	5.282	N/A	(42.265)	35.275	N/A
Net Result	**172.914**	**7.353**	2251,6%	**505.647**	**34.577**	1362,4%
Non-Controlling Interests	(30.009)	(42.086)	(28,7%)	(122.730)	(125.908)	(2,5%)
Group profit (loss) for the period	**142.905**	**(34.733)**	**511,4%**	**382.917**	**(91.331)**	**519,3%**
Net Margin	***2,7%***	***(0,7%)***	***340 bps***	***2,4%***	***(0,6%)***	***300 bps***
Recurring EBITDA	**448.017**	**342.181**	**30,9%**	**1.271.407**	**986.225**	**28,9%**
Recurring EBITDA Margin	***8,6%***	***6,5%***	***204 bps***	***8,0%***	***6,3%***	***170 bps***
Adjusted EBITDA	**460.222**	**291.722**	**57,8%**	**1.330.492**	**838.180**	**58,7%**
Adjusted EBITDA Margin	***8,8%***	***5,6%***	***324 bps***	***8,4%***	***5,4%***	***302 bps***
EBITDA	**453.665**	**309.922**	**46,4%**	**1.299.522**	**904.802**	**43,6%**
EBITDA Margin	***8,7%***	***5,9%***	***276 bps***	***8,2%***	***5,8%***	***240 bps***

Shares	1.297,864	1.297,864	0,0%	1.297,864	1.297,864	0,0%
EPS	**110,1**	**(26,8)**	**N/A**	**295,0**	**(70,4)**	**N/A**

Note: Consolidated data includes results from Colombia, Uruguay, and Argentina, eliminations, and the FX effect of -4.0% on consolidated net revenue and 0.7% on Recurring EBITDA during Q3 2025. Additionally, FX effect of -2.7% on Net Revenue and -0.5% on Recurring EBITDA was recorded during 9M25. Recurring EBITDA refers to earnings before interest, taxes, depreciation, and amortization, adjusted for other non-recurring operating income (expenses). Adjusted EBITDA refers to earnings before interest, taxes, depreciation, and amortization plus the results of associated and joint ventures. EPS is based on the weighted average number of shares outstanding (IAS 33), totaling 1,297,864 shares.

Income Statement and CapEx by Country

	Colombia	Uruguay	Argentina	Consol	Colombia	Uruguay	Argentina	Consol
in COP M	**3Q25**	**3Q25**	**3Q25**	**3Q25**	**9M25**	**9M25**	**9M25**	**9M25**
Retail Sales	3.869.337	964.573	152.252	4.986.162	11.422.360	3.013.314	686.323	15.121.997
Other Revenue	226.194	5.602	11.018	242.743	649.133	27.045	43.912	720.019
Net Revenue	**4.095.531**	**970.175**	**163.270**	**5.228.905**	**12.071.493**	**3.040.359**	**730.235**	**15.842.016**
Cost of Sales	(3.160.665)	(617.730)	(111.962)	(3.890.286)	(9.315.609)	(1.911.180)	(502.690)	(11.729.408)
Cost D&A	(23.955)	(2.095)	(513)	(26.563)	(75.195)	(6.370)	(431)	(81.996)
Gross profit	**910.911**	**350.350**	**50.795**	**1.312.056**	**2.680.689**	**1.122.809**	**227.114**	**4.030.612**
Gross Margin	***22,2%***	***36,1%***	***31,1%***	***25,1%***	***22,2%***	***36,9%***	***31,1%***	***25,4%***
SG&A Expense	(589.772)	(240.890)	(59.940)	(890.602)	(1.835.495)	(745.857)	(259.849)	(2.841.201)
Expense D&A	(111.941)	(23.078)	(5.827)	(140.846)	(341.156)	(69.050)	(24.738)	(434.944)
Total Expense	**(701.713)**	**(263.968)**	**(65.767)**	**(1.031.448)**	**(2.176.651)**	**(814.907)**	**(284.587)**	**(3.276.145)**
Expense/Net Rev	***17,1%***	***27,2%***	***40,3%***	***19,7%***	***18,0%***	***26,8%***	***39,0%***	***20,7%***
Recurring Operating Income (ROI)	**209.198**	**86.382**	**(14.972)**	**280.608**	**504.038**	**307.902**	**(57.473)**	**754.467**
ROI Margin	***5,1%***	***8,9%***	***(9,2%)***	***5,4%***	***4,2%***	***10,1%***	***(7,9%)***	***4,8%***
Non-Recurring Income and (Expense)	(227)	8.961	(3.086)	5.648	12.695	20.335	(4.915)	28.115
Operating Income (EBIT)	**208.971**	**95.343**	**(18.058)**	**286.256**	**516.733**	**328.237**	**(62.388)**	**782.582**
EBIT Margin	***5,1%***	***9,8%***	***(11,1%)***	***5,5%***	***4,3%***	***10,8%***	***(8,5%)***	***4,9%***
Net Financial Result	**(67.655)**	**(3.909)**	**(5.659)**	**(77.223)**	**(206.226)**	**2.144**	**(61.558)**	**(265.640)**
Recurring EBITDA	**345.094**	**111.555**	**(8.632)**	**448.017**	**920.389**	**383.322**	**(32.304)**	**1.271.407**
Recurring EBITDA Margin	***8,4%***	***11,5%***	***(5,3%)***	***8,6%***	***7,6%***	***12,6%***	***(4,4%)***	***8,0%***
CAPEX								
in COP M	**40.435**	**12.156**	**251**	**52.842**	**90.503**	**42.185**	**1.219**	**133.907**
in local currency	40.435	122	146		90.503	425	429	

Notes: Consolidated data includes results from Colombia, Uruguay, and Argentina, eliminations, and the FX effect of -4.0% on Net Revenue and 0.7% on Recurring EBITDA during Q3 2025, and -2.7% and -0.5%, respectively, during 9M25. Recurring EBITDA refers to earnings before interest, taxes, depreciation, and amortization, adjusted for other non-recurring operating income (expenses). The scope for Colombia includes the consolidation of Almacenes Éxito S.A. and its subsidiaries in the country. Data reported in COP includes a FX effect of -1.1% in Uruguay on Net Revenue and Recurring EBITDA during Q3 2025, and -53.9% in Argentina, respectively, for 9M25: -1.7% for Uruguay and -33.8% for Argentina, calculated using the average and closing exchange rates.

27

Consolidated Balance Sheet Note: Consolidated figures include data from Colombia, Uruguay, and Argentina. 28 Var % Dec 2024 Sep 2025 in COP M (2,6%) 17.554.555 17.096.114 Assets 0,5% 5.456.605 5.485.850 Current assets (3,8%) 1.345.710 1.294.664 Cash & Cash Equivalents 2,5% 2.818.786 2.890.638 Inventories (29,8%) 659.699 463.193 Accounts receivable 39,7% 553.916 773.797 Assets for taxes 0,0% 2.645 2.645 Assets held for sale (19,7%) 75.849 60.913 Others (4,0%) 12.097.950 11.610.264 Non - current assets (3,2%) 3.297.086 3.190.632 Goodwill (9,5%) 400.714 362.614 Other intangible assets (6,4%) 4.261.625 3.988.925 Property, plant and equipment (5,3%) 1.828.326 1.730.627 Investment properties 2,6% 1.728.352 1.772.890 Right of Use 9,0% 291.554 317.808 Investments in associates and JVs (12,7%) 253.085 221.054 Deferred tax asset (30,9%) 37.208 25.714 Others Var % Dec 20 24 Sep 20 25 in COP M ( 5.8%) 9,539,0 43 8,981,189 Liabilit ies ( 3.0%) 7,197,560 6,983,815 Current liabilit ies ( 6.3%) 4,408,479 4,131,777 Trade payables ( 5.6%) 299,456 282,753 Lease liabilit ies 9.7% 1,984,727 2,176,281 Borrowing - short term 5.6% 60,481 63,892 Other f inancial liabilit ies ( 17.7%) 119,210 98,069 Liabilities for taxes ( 29.0%) 325,207 231,043 Others ( 14.7%) 2,341,483 1,997,374 Non - current liabilit ies ( 92.7%) 22,195 1,620 Trade payables 2.9% 1,684,788 1,733,640 Lease liabilit ies # # # # 273,722 - Borrowing - long Term ( 3.9%) 14,068 13,513 Other provisions ( 30.0%) 304,235 213,076 Deferred tax liability ( 33.5%) 7,321 4,866 Liabilities for taxes ( 12.8%) 35,154 30,659 Others 1.2% 8,0 15,512 8,114,925 Shareholder  s equit y

Consolidated Cash Flow Note: Consolidated figures include data from Colombia, Uruguay, and Argentina. 29 Var % Sep 2024 Sep 2025 in COP M 1362,4% 34.577 505.647 Profit 40,5% 913.575 1.283.787 Operating income before changes in working capital 193,1% (824.099) 767.605 Cash Net (used in) Operating Activities (62,0%) (319.874) (121.452) Cash Net (used in) Investment Activities (230,4%) 515.111 (671.521) Cash net provided by Financing Activities (96,0%) (628.862) (25.368) Var of net of cash and cash equivalents before the FX rate (1427,0%) 1.935 (25.678) Effects on FX changes on cash and cash equivalents (91,9%) (626.927) (51.046) (Decresase) net of cash and cash equivalents (10,8%) 1.508.205 1.345.710 Opening balance of cash and cash equivalents 46,9% 881.278 1.294.664 Ending balance of cash and cash equivalents

Holding Income Statement[1]

in COP M	3Q25	3Q24	% Var	9M25	9M24	% Var
Retail Sales	3.870.798	3.710.405	4,3%	11.432.562	10.923.636	4,7%
Other Revenue	102.386	104.985	(2,5%)	295.013	328.004	(10,1%)
Net Revenue	**3.973.184**	**3.815.390**	**4,1%**	**11.727.575**	**11.251.640**	**4,2%**
Cost of Sales	(3.153.636)	(3.061.672)	3,0%	(9.302.404)	(8.970.113)	3,7%
Cost D&A	(22.805)	(24.225)	(5,9%)	(71.848)	(71.926)	(0,1%)
Gross profit	**796.743**	**729.493**	**9,2%**	**2.353.323**	**2.209.601**	**6,5%**
Gross Margin	***20,1%***	***19,1%***	***93 bps***	***20,1%***	***19,6%***	***43 bps***
SG&A Expense	(574.265)	(587.206)	(2,2%)	(1.739.708)	(1.815.285)	(4,2%)
Expense D&A	(105.126)	(114.402)	(8,1%)	(329.484)	(344.393)	(4,3%)
Total Expense	**(679.391)**	**(701.608)**	**(3,2%)**	**(2.069.192)**	**(2.159.678)**	**(4,2%)**
Expense/Net Rev	***(17,1%)***	***(18,4%)***	***129 bps***	***(17,6%)***	***(19,2%)***	***155 bps***
Recurring Operating Income (ROI)	**117.352**	**27.885**	**320,8%**	**284.131**	**49.923**	**469,1%**
ROI Margin	***3,0%***	***0,7%***	***222 bps***	***2,4%***	***0,4%***	***198 bps***
Non-Recurring Income and (Expense)	(225)	(32.186)	(99,3%)	12.669	(82.190)	115,4%
Operating Income	**117.127**	**(4.301)**	2823,3%	**296.800**	**(32.267)**	1019,8%
EBIT Margin	***2,9%***	***(0,1%)***	***306 bps***	***2,5%***	***(0,3%)***	***282 bps***
Net Financial Result	**(82.349)**	**(94.904)**	(13,2%)	**(243.251)**	**(310.647)**	(21,7%)
Group profit (loss) for the period	**142.905**	**(34.733)**	**511,4%**	**382.917**	**(91.331)**	**519,3%**
Net Margin	***3,6%***	***(0,9%)***	***451 bps***	***3,3%***	***(0,8%)***	***408 bps***
Recurring EBITDA	**245.283**	**166.512**	**47,3%**	**685.463**	**466.242**	**47,0%**
Recurring EBITDA Margin	***6,2%***	***4,4%***	***181 bps***	***5,8%***	***4,1%***	***170 bps***

(1) Holding: Almacenes Éxito – Results excluding subsidiaries in Colombia. Recurring EBITDA refers to earnings before interest, taxes, depreciation, and amortization, adjusted for other non-recurring operating income (expenses).

30

Holding Balance Sheet 1 (1) Holding: Almacenes Éxito Results without Colombia subsidiaries. 31 Var % Dec 2024 Sep 2025 in COP M 1,5% 13.904.222 14.118.639 Assets 1,1% 3.971.573 4.016.452 Current assets (33,4%) 856.675 570.852 Cash & Cash Equivalents 9,1% 2.230.260 2.434.155 Inventories (24,1%) 314.528 238.804 Accounts receivable 37,8% 495.669 682.897 Assets for taxes 20,6% 74.441 89.744 Others 1,7% 9.932.649 10.102.187 Non - current assets 0,0% 1.453.077 1.453.077 Goodwill (6,2%) 171.861 161.231 Other intangible assets (5,0%) 1.861.804 1.768.672 Property, plant and equipment (1,0%) 64.177 63.528 Investment properties 3,1% 1.525.968 1.573.969 Right of Use 5,8% 4.653.658 4.924.672 Investments in subsidiaries, associates and JVs (22,3%) 202.104 157.038 Others Var % Dec 20 24 Sep 20 25 in COP M 1.5% 7,215,710 7,323,577 Liabilit ies 3.0% 5,591,365 5,759,725 Current liabilit ies 2.8% 3,129,255 3,216,955 Trade payables ( 9.4%) 315,308 285,621 Lease liabilit ies 17.8% 1,553,175 1,829,233 Borrowing - short term ( 66.3%) 161,672 54,514 Other f inancial liabilit ies ( 25.4%) 108,668 81,024 Liabilities for taxes ( 9.6%) 323,287 292,378 Others ( 3.7%) 1,624,345 1,563,852 Non - current liabilit ies 6.2% 1,443,071 1,532,350 Lease liabilit ies ( 100.0%) 128,672 - Borrowing - long Term ( 3.5%) 13,843 13,362 Other provisions ( 53.2%) 38,759 18,140 Others 1.6% 6,688,512 6,795,0 62 Shareholder  s equity

Debt by country and maturity Note : The Colombia perimeter includes the consolidation of Almacenes Éxito S . A . and its subsidiaries in the country . 1 ) Debt without contingent warranties and letters of credits . (2) Holding gross debt issued 100 % in Colombian Pesos with an interest rate below IBR 3 M + 2 . 0% , debt at the nominal amount . IBR 3 M (Indicador Bancario de Referencia) – Market Reference Rate : 9 . 25% ; other collections included, and positive hedging valuation not included . (3) Debt at the nominal amount . 32 Consolidat ed Argent ina Uruguay Colombia Holding (2) 30 Sep 20 25, ( millions of COP) 2,108,816 207,827 10,507 1,890,482 1,883,747 Short - term debt 131,357 - 131,357 - - Long - term debt 2,240 ,173 20 7,827 141,864 1,890 ,482 1,883,747 Total gross debt (1) (2) 1,294,664 84,343 401,253 809,068 570,852 Cash and cash equivalents ( 945,50 9) (123,484) 259,389 ( 1,0 81,414) (1,312,895) Net debt 30 - sep - 25 Maturity Date Nat ure of int erest rate Nominal amount 30 Sep 20 25, ( millions of COP) 100,000 November 2025 Floating 100,000 Short Term - Bilateral 350,000 January 2026 Floating 350,000 Short Term - Bilateral 330,000 September 2026 Floating 330,000 Mid Term - Bilateral 200,000 January 2026 Floating 200,000 Short Term - Bilateral 150,000 January 2026 Floating 150,000 Short Term - Bilateral 135,000 January 2026 Floating 135,000 Short Term - Bilateral 105,351 January 2026 Floating 105,351 Short Term - Bilateral 100,000 January 2026 Floating 100,000 Short Term - Bilateral 100,000 February 2026 Floating 100,000 Short Term - Bilateral 83,400 January 2026 Floating 83,400 Short Term - Bilateral 60,000 February 2026 Floating 60,000 Short Term - Bilateral 50,000 January 2026 Floating 50,000 Short Term - Bilateral 40,000 February 2026 Floating 40,000 Short Term - Bilateral 1,80 3,751 1,80 3,751 Total gross debt (3) (1) Debt without contingent warranties and letters of credit (2) Other Collections included and positive hedging valuation not included Holding Gross debt by maturity (3) Debt at the nominal amount

Store number and Retail Sales area Note: The store count does not include the 1,900 allies in Colombia. 33 Banner by country Store number Sales area (sqm)

Laura Botero Morales Investor Relations Director +57 (604) 6049696 Ext 306560 ainvestor@grupo - exito.com Cra 48 No 32 B Sur 139, Viva Envigado Medellín, Colombia www.grupoexito.com.co exitoinvestor.relations@grupo - exito.com • “The Issuers Recognition - IR granted by the Colombian Stock Exchange is not a certification about the quality of the securities listed at the BVC nor the solvency of the issuer”.